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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         Commission File number 0-19152

                       AUTOMATED SECURITY (HOLDINGS) PLC
                               ENGLAND AND WALES
                (Jurisdiction of incorporation of organization)
            The Clock House, The Campus, Spring Way Hemel Hempstead,
                         Hertfordshire HP2 7TL England
                         (Address of principal offices)
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F /X/    Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes / /    No /X/

    (If "Yes"  is  marked,  indicate  below the  file  number  assigned  to  the
registrant in connection with Rule 12g3-2(b): 82-     .)

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                                                                         [LOGO]

                                                                           ASH

                                                                     AUTOMATED
                                                                      SECURITY
                                                                    (HOLDINGS)
                                                                           PLC









FOR IMMEDIATE RELEASE

                                  Contact:  Anthony Dignum
                                            Peter Bertram
                                            Automated Security (Holdings) PLC
                                            011-441-44-260-008
                                                - or -
                                            Brian Rafferty
                                            Taylor Rafferty Associates
                                            212-889-4350

AUTOMATED SECURITY (HOLDINGS) PLC ANNOUNCES SIX MONTHS RESULTS TO MAY 31, 1996

London, July 15, 1996 -- Automated Security (Holdings) PLC (ASH) (NYSE: ASI), a leading international electronic security systems group, today announced results for the first half ended May 31, 1996.

OVERVIEW

In the six months to May 31, 1996 the Group continued to improve the overall profitability of its core businesses. Revenue for the period from continuing operations was up 4.5% from L74.0 million ($114.6 million) in 1995 to L77.3 million ($119.7 million) and recurring income increased by 3.6% from L41.6 million ($64.5 million) to L43.1 million ($66.7 million). Core business operating profits were up 13.2% from L10.5 million ($16.3 million) in 1995 to L11.9 million ($18.5 million) in 1996.

Despite this improvement, the Group made a loss before taxation of L2.2 million ($3.5 million) for the period.

Contributing to this loss were first, our share of the losses from our associated company TVX Inc; secondly, non-recurring costs in respect of our UK vehicle fleet operations; and finally, bank fees of L2.0 million ($3.1 million). Bank fees are accrued at the maximum rate payable under the new bank agreement, but may reduce dependent on the speed and size of repayment of bank debt.

* US Dollar equivalents are provided for reader convenience at the exchange rate of L1 = US $ 1.5494

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                                        - 2 -

There was a credit in the period of L0.2 million ($0.3 million) in respect of fixed asset investments from the proceeds of the winding up of Arius Inc (1995: L2.5 million ($3.9 million) provision in respect of the ESOP).

RECOMMENDED PROPOSALS FOR THE ACQUISITION OF ASH BY ADT LIMITED

In parallel with improving the performance of its core businesses, the Group continued to pursue its strategy to reduce the high level of debt. Shortly after the end of the period under review, on June 19th, the Group announced recommended proposals whereby ADT Limited would acquire all the issued share
capital of ASH.   The proposals from ADT Limited will be effected by means of a Scheme of Arrangement to be sanctioned by the High Court in England and Wales. It is expected that the formal Scheme document will be posted to shareholders later this month and that the Scheme will become effective in September 1996.

FINANCIAL HIGHLIGHTS FOR THE PERIOD


                                           1996                      1995
                                       Lm        $m             Lm             $m
CONTINUING OPERATIONS

Total revenues                       77.3     119.7           74.0          114.6

- ----------------------------------------------------------------------------------------
Recurring revenues                   43.1      66.7           41.6           64.5
- ----------------------------------------------------------------------------------------
Core business
 operating profits                   11.9      18.5           10.5           16.3

Corporate and other costs            (3.1)     (4.9)          (0.7)          (1.2)

Bank fees                            (2.0)     (3.1)          (0.8)          (1.2)
- ----------------------------------------------------------------------------------------
Continuing operations before
 exceptional operating costs          6.8      10.5            9.0           13.9

Discontinued operations and
 exceptional charges                 (1.1)     (1.8)         (13.4)         (20.7)

Net interest payable and
 other similar charges               (7.9)    (12.2)          (7.3)         (11.3)
- ----------------------------------------------------------------------------------------

(Loss)/Profit before taxation        (2.2)     (3.5)         (11.7)         (18.1)
- ----------------------------------------------------------------------------------------

(Loss)/Earnings per share            (3.4)p     -            (11.3)p          -
- ----------------------------------------------------------------------------------------
(Loss)/Earnings per ADR               -       (10.4)CENTS      -            (35.1)CENTS
- ----------------------------------------------------------------------------------------



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                                        - 3 -


SECOND QUARTER COMMENTARY

Total revenues from continuing operations at L40.0 million ($61.9 million) increased 4.0 % from L38.4 million ($59.5 million). Operating profit was up 33.1% from L2.3 million ($3.5 million) to L3.0 million ($4.7 million). The loss before taxation was reduced from L12.5 million ($19.4 million) in 1995 to L0.9 million ($1.4 million). Some L7.8 million of the 1995 loss was compensated for by a write-back to reserves in respect of goodwill previously written off.

TRADING OVERVIEW FOR THE PERIOD

ASH EUROPE
Total revenue was up 6.3% at L56.6 million ($87.7 million) from L53.3 million ($82.5 million) in 1995 with recurring revenue improving by 2.9% to L29.4 million ($45.5 million). Operating margin was up 2.2% from 14.1% to 16.3%, reflecting the benefits from the restructuring of the UK businesses. All ASH Europe operating units showed improved profitability compared to last year. ASH Europe operating profits benefited from both rising sales and improving margins and were up 23% to L9.2 million ($14.3 million) from L7.5 million ($11.6 million) in 1995.

ASH US
Total revenue was flat at L20.7 million ($32.0 million). Recurring revenue continued to increase by 5.1% to L13.7 million ($21.2 million). However, sales were down 8.9% at L7.0 million ($10.8 million). This primarily reflected difficult trading conditions for API Security Inc. in Southern California. Reduced sales and rising costs pushed margins down from 14.8% in 1995 to 13.2% and operating profits down to L2.7 million ($4.2 million) from L3.1 million ($4.7 million) in 1995.

EXCEPTIONAL OPERATING COSTS

These related to refinancing costs of L1.3 million ($2.1 million) compared to L1.3 million ($1.9 million) in 1995. These costs represent continuing fees to professional advisers in connection with the refinancing of the Group. In addition in 1995 the Group provided L2.1 million ($3.2 million) in respect of accelerated depreciation on the replacement of computer systems and leasehold premises at API Security.

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                                        - 4 -


CASH FLOW

Cash flows during the six months to May 1996 were as follows:

                                   1996                     1995
                                     Lm                       Lm

Operational cash flow
 - Continuing                         9                        9
 - Discontinued                      --                        1
Refinancing costs                    (3)                      (2)
Interest paid                        (7)                      (8)
Dividends and taxes paid             --                       (2)
Arius Letter of Credit               --                       (2)
                                  -----                   ------
Net cash flow movement               (1)                      (4)
                                  -----                   ------
                                  -----                   ------

The cash flow is stated after investing some L16.2 million ($25.1 million), 1995: L18.0 million ($27.9 million) in the establishment of new rental systems.

DIVIDENDS

In view of the result for the period the Board does not recommend payment of a dividend in respect of the Ordinary Shares. As indicated in our announcement of December 22, 1995 the Board will not be paying Preference dividends for the time being.

OUTLOOK

The Board believes the proposals from ADT Limited are in the best interests of shareholders as a whole and has agreed to recommend them to shareholders. A document detailing the Scheme is to be distributed to shareholders later this month.

With operations in the UK and US, ASH is a leading provider of security systems for the commercial, industrial, and residential markets.In addition to the ADRs listed on the NYSE (each equal to two ordinary shares), ASH's ordinary shares are traded on the London Stock Exchange and prices may be accessed on the Reuter Equities 2000 Service under the symbol ATOS.L and on Quotron under the symbol ATOSU.EU.

                                       #  #  #

                                  (Tables to follow)


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                                        - 5 -


UNAUDITED GROUP PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED MAY 31, 1996




                                                                                            YEAR TO
                                                                        SIX MONTHS TO MAY            NOVEMBER
- ----------------------------------------------------------------------------------------------------
                                             1996                1996           1995           1995
                                           *$'000               L'000          L'000          L'000
                                                                        (AS RESTATED)
REVENUES
Continuing operations                     119,717              77,267         73,953        153,733
Discontinued operations                         -                   -          6,080          9,616
                                          -------          ----------     ----------     ----------
                                          119,717              77,267         80,033        163,349
                                          =======              ======         ======         ======
OPERATING PROFIT
Continuing operations before
 exceptional operating costs               10,530               6,796          8,986         20,240

Exceptional operating costs                (2,070)             (1,336)        (3,338)        (5,484)
                                          -------          ----------     ----------     ----------
Continuing operations                       8,460               5,460          5,648         14,756
Discontinued operations                         -                   -            868          1,439
                                          -------          ----------     ----------     ----------
OPERATING PROFIT                            8,460               5,460          6,516         16,195

Amount written back/( written off)
 fixed asset investments                      327                 211         (2,503)        (3,066)
Provision for loss on
 discontinued operations
                                                -                   -         (8,381)        (5,675)
                                           ------          ----------     ----------     ----------
PROFIT/(LOSS) ON ORDINARY
 ACTIVITIES BEFORE INTEREST
 AND SIMILAR CHARGES                        8,787               5,671         (4,368)         7,454
Interest payable and similar charges      (12,247)             (7,904)        (7,302)       (14,862)
                                           ------          ----------     ----------     ----------
LOSS BEFORE TAXATION                       (3,460)             (2,233)       (11,670)        (7,408)
Taxation                                     (581)               (375)          (400)          (800)
                                           ------          ----------     ----------     ----------
LOSS AFTER TAXATION                        (4,041)             (2,608)       (12,070)        (8,208)
Preference dividends                       (2,198)             (1,419)        (1,419)        (2,839)
                                            -----          ----------     ----------     ----------
RETAINED LOSS FOR THE
 FINANCIAL PERIOD                          (6,239)             (4,027)       (13,489)       (11,047)
                                           ------          ----------     ----------     ----------
LOSS PER ORDINARY SHARE                      (5.2)CENTS          (3.4)p        (11.3)p         (9.2)p

LOSS PER ADR**                              (10.4)CENTS          (6.8)p        (22.6)p        (18.4)p



Notes:
The results of operations discontinued in the year to November 30, 1995 have been reclassified as discontinued operations in the results of the six months to May 1995.

* US Dollar equivalents are provided for reader convenience at the exchange rate of L1 = US $ 1.5494

**  Each ADR is equivalent to two Ordinary Shares


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                                        - 6 -



UNAUDITED GROUP BALANCE SHEET
AT MAY 31, 1996                               MAY 1996       MAY 1996               NOV.1995
                                                 $'000          L'000               L'000
FIXED ASSETS
Tangible assets                                353,124        227,910               227,386
Investments -  Associated undertakings               -              -                   201
            -  Own shares (ESOP)                   951            614                   614
                                            ----------     ----------            ----------
TOTAL FIXED ASSETS                             354,075        228,524               228,201
                                            ----------     ----------            ----------
CURRENT ASSETS
Stocks                                           7,446          4,806                 4,600
Debtors                                         47,538         30,681                30,676
Cash at bank and in hand                         5,485          3,540                 5,936
                                           -----------    -----------            ----------
TOTAL CURRENT ASSETS                            60,469         39,027                41,212
                                            ----------     ----------            ----------
CREDITORS:  amounts falling due
  within one year
Loans and other borrowings                         395            255                83,104
Other creditors                                 63,925         41,258                39,712
                                            ----------     ----------            ----------
                                                64,320         41,513               122,816
                                            ----------     ----------            ----------
Net current liabilities                         (3,851)        (2,486)              (81,604)
                                            ----------     ----------            ----------
                                            ----------     ----------            ----------
TOTAL ASSETS LESS CURRENT LIABILITIES          350,224        226,038               146,597
                                            ----------     ----------            ----------
                                            ----------     ----------            ----------
FINANCED BY:
CREDITORS:  amounts falling due
  after more than one year
Loans and other borrowings                     184,546        119,108                37,152
Convertible Capital Bonds                       67,977         43,873                43,813
Other creditors                                  5,511          3,557                 4,325
                                            ----------     ----------            ----------
                                               258,034        166,538                85,290
                                            ----------     ----------            ----------
Provisions for liabilities and charges           1,326            856                 1,060
                                            ----------     ----------            ----------
Deferred income - rentals in advance            46,707         30,145                27,763
                                            ----------     ----------            ----------
CAPITAL AND RESERVES
Called up share capital                         93,870         60,585                60,586
Share premium account                            8,601          5,551                 5,610
Other reserves                                (127,655)       (82,390)              (82,432)
Profit and Loss account                         69,341         44,753                48,720
                                            ----------     ----------            ----------
Equity interest                                (31,188)       (20,129)              (16,145)
Non-equity interests                            75,345         48,628                48,629
                                            ----------     ----------            ----------
SHAREHOLDERS' FUNDS
 (INCLUDING NON-EQUITY INTERESTS)               44,157         28,499                32,484
                                            ----------     ----------            ----------
                                            ----------     ----------            ----------
                                               350,224        226,038               146,597
                                            ----------     ----------            ----------
                                            ----------     ----------            ----------

For US GAAP purposes total shareholder equity as at November 30, 1995 was L117.2 million, the major differences from UK GAAP being the inclusion of intangible assets (L150.8 million) in total assets and the reclassification under total liabilities of redeemable preference shares (L48.6 million).

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                                        - 7 -

CORE BUSINESS TRADING ANALYSIS
FOR THE SIX MONTHS ENDED MAY 31, 1996


                                                             (AS RESTATED)
                                 1996             1996           1995            CHANGE
                                 $'000           L'000          L'000                 %
CONTINUING OPERATIONS

EUROPE TOTAL
Sales                            42,167         27,215         24,710              10.1
Recurring income                 45,544         29,395         28,566               2.9
                                 -------    ----------     ----------      ------------
                                 87,711         56,610         53,276               6.3
                                 -------    ----------      ---------      ------------

Operating profits                14,272          9,211          7,486              23.0
Margin                             16.3%          16.3%          14.1%

USA TOTAL
Sales                            10,829          6,989          7,674              (8.9)
Recurring income                 21,177         13,668         13,003               5.1
                                 -------    ----------     ----------      ------------
                                 32,006         20,657         20,677              (0.1)
                                 -------    ----------     ----------      ------------
Operating profits                 4,217          2,722          3,056             (10.9)
Margin                             13.2%          13.2%          14.8%
TOTAL CONTINUING BUSINESS
Sales                            52,996         34,204         32,384               5.6
Recurring income                 66,721         43,063         41,569               3.6
                                 -------    ----------     ----------      ------------
                                 119,717        77,267         73,953               4.5
                                 -------    ----------     ----------      ------------

Operating profits                18,489         11,933         10,542              13.2
Margin                             15.4%          15.4%          14.3%

Operating profits                18,489         11,933         10,542              13.2
TVX Inc                          (311)            (201)           (62)           (224.2)
Bank charges                     (3,138)        (2,025)          (823)           (146.1)
Corporate costs                  (1,893)        (1,222)          (989)            (23.6)
Other costs                      (2,617)        (1,689)           318            (631.1)
                                 -------    ----------     ----------      ------------
Profit before interest and
 exceptional operating expenses  10,530          6,796          8,986             (24.4)
                                 -------    ----------     ----------      ------------



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

                                        - 8 -


UNAUDITED GROUP PROFIT AND LOSS ACCOUNT
FOR THE THREE MONTHS ENDED MAY 31, 1996


                                                                              (AS RESTATED)
                                                       1996              1996        1995
                                                      $'000             L'000       L'000
TURNOVER
Continuing operations                                61,912            39,959      38,406
Discontinued operations                                   -                 -       3,462
                                                   --------        ----------   ---------
                                                     61,912            39,959      41,868
OPERATING PROFIT
Continuing operations before
 exceptional operating costs                          6,033             3,894       4,688
Exceptional operating costs                          (1,318)             (851)     (2,991)
Discontinued operations                                   -                 -         589
                                                   --------        ----------   ---------
OPERATING PROFIT                                      4,715             3,043       2,286

Amount written off fixed asset investments                -                 -      (2,503)
Provision for loss on operations
 to be discontinued                                       -                 -      (8,381)
                                                   --------        ----------   ---------
PROFIT/(LOSS) BEFORE INTEREST                         4,715             3,043      (8,598)

Interest payable and similar charges                 (6,137)           (3,961)     (3,896)
                                                   --------        ----------   ---------
LOSS BEFORE TAXATION                                 (1,422)             (918)    (12,494)

TAXATION                                               (271)             (175)       (250)
                                                   --------        ----------   ---------
LOSS FOR THE FINANCIAL PERIOD                        (1,693)           (1,093)    (12,744)
Preference dividends                                 (1,100)             (710)       (710)
                                                   --------        ----------   ---------
RETAINED LOSS FOR THE
 FINANCIAL PERIOD                                    (2,793)           (1,803)    (13,454)
                                                   --------        ----------   ---------

Loss per share                                         (2.3)CENTS        (1.5)p     (11.3)p

Loss per ADR                                           (4.6)CENTS        (3.0)p     (22.6)p
                                                   --------        ----------   ---------
                                                   --------        ----------   ---------


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                                        - 9 -



CONTINUING OPERATIONS
FOR THE SIX MONTHS ENDED MAY 31, 1996

                                                                       PROFIT BEFORE
                                                                       INTEREST AND
                              TOTAL                RECURRING           EXCEPTIONAL
                              REVENUE              REVENUE             ITEMS
                           1996       1995      1996      1995     1996      1995
                          L'000      L'000     L'000     L'000    L'000     L'000
OPERATION

MSS/TSL/SONITROL         54,197     51,425    28,586    27,691    9,779     8,309
MSS EIRE                  2,075      1,574       809       875     (234)     (463)
TVX                         338        277         -         -     (334)     (360)
                         -----------------    ----------------   -----------------
TOTAL EUROPE             56,610     53,276    29,395    28,566    9,211     7,486
                         -----------------    ----------------   -----------------

                          $'000      $'000     $'000     $'000    $'000     $'000

API                      21,963     23,643    15,039    15,119    2,316     2,872
SONITROL
  MANAGEMENT CORP         8,346      8,051     5,852     5,555    1,320     1,426
SONITROL CORP             1,265      1,179         -         -      522       560
                         -----------------    ----------------   -----------------

TOTAL USA                31,574     32,873    20,891    20,674    4,158     4,858
                         -----------------    ----------------   -----------------

TOTAL USA IN L'000       20,657     20,677    13,668    13,003    2,722     3,056
                         -----------------    ----------------   -----------------

TOTAL                    77,267     73,953    43,063    41,569   11,933    10,542
                         ------     ------    ------    ------    -----     -----
                         ------     ------    ------    ------    -----     -----


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                                        - 10 -


NOTES RELATING TO 1996 INTERIM RESULTS

    1. The accounting policies as set out in the 1995 published accounts have been applied in compiling the results for the six months to May 31, 1996.

    2. The taxation charge for the half year is based on the forecast charge for the full year.

    3. The directors do not recommend the payment of an interim dividend (1995: Nil )

    4.   Earnings per Ordinary share is  calculated by dividing the
         (loss)/ profit attributable to ordinary shareholders for the six months to May 31, 1996 amounting to a loss of L4,027,000
         (1995 loss: L13,489,000 ) by the weighted average number of Ordinary shares of 119.6 million in issue during the period.

    5. The comparative income statement for the year ended November 30, 1995 is abridged and is therefore not the company's statutory accounts for that period. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under
         Section 237(2) or (4) of the Companies Act 1985.

    6. This announcement is being sent to all shareholders and copies are available from the Company Secretary at the registered office The Clockhouse, The Campus, Hemel Hempstead, Hertfordshire, HP2 7TL.

                                      #  #  #

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Automated Security (Holdings) PLC

                                          By: _________/s/ PETER BERTRAM________
                                              Peter Bertram
                                             Chief Financial Officer

Date of signing: July 16, 1996